UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

–––––––––––––––––––––

For the Month of August 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

INDEX

No.	Description
1. 2.	Summary of 1H 2026 Business Report Exhibit 99.1 Shinhan Financial Group Review Report for the 1H 2026 (Consolidated)
3.	Exhibit 99.2 Shinhan Financial Group Review Report for the 1H 2026 (Separate)

Summary of 1H 2026 Business Report

On August 14, 2026, Shinhan Financial Group (“SFG”) filed its 1H 2026 Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Other Financial Information

4. Independent Auditor

5. Corporate Governance

6. Major Shareholders and Market Price Information of our Common Shares and ADRs

7. Directors, Executive Officers and Employees

8. Related Party Transactions

9. Internal Control

10. Contingencies

11. Material Information after the reporting period

1. Introduction of the Group

Business Objective

Shinhan Financial Group is a financial holding company that was established in September 1, 2001, through a stock transfer from the Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd., and Shinhan BNP Paribas Asset Management Co., Ltd. The primary business objectives of the company include the control and management of financial business, as well as financial support for its subsidiaries.

On September 10, 2001, the company was listed on the Korea Stock Exchange and on September 16, 2003, the company was registered with the U.S. Securities and Exchange Commission(SEC), where its American Depositary Shares(ADSs) were listed on the New York Stock Exchange(NYSE).

Company History (from Jan. 2010 through the reporting date)

▪
Jan. 2010: Shinhan Data System became a direct subsidiary of SFG
▪
Aug. 2010: Shinhan Macquarie Financial Advisory was disaffiliated from SFG
▪
Feb. 2011: Shinhan BNP Paribas Asset Management (Hong Kong) Ltd. became an indirect subsidiary of SFG
▪
Dec. 2011: Shinhan Savings Bank became a direct subsidiary of SFG
▪
Nov. 2012: Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary
▪
Jan. 2013: Yehanbyoul Savings Bank joined SFG as a direct subsidiary
▪
Apr. 2013: Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity
▪
Nov. 2014: LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG
▪
Jul. 2015: Shinhan Securities Vietnam Co., Ltd became an indirect subsidiary of SFG
▪
Oct. 2015: Banco Shinhan de Mexico became an indirect subsidiary of SFG
▪
Nov. 2015: PT Bank Shinhan Indonesia became an indirect subsidiary of SFG
▪
Dec. 2015: PT. Shinhan Indo Finance became an indirect subsidiary of SFG
▪
Dec. 2015: PT Centratama Nasional Bank became an indirect subsidiary of SFG
▪
Mar. 2016: Shinhan Microfinance Co., Ltd. became an indirect subsidiary of SFG
▪
Jul. 2016: PT Shinhan Securities Indonesia became an indirect subsidiary of SFG
▪
Dec. 2016: Launched new integrated PT Bank Shinhan Indonesia
▪
Oct. 2017: Established Shinhan REITs (Real Estate Investment Trusts) Management Co.,Ltd. as SFG subsidiary
▪
Dec. 2017: Shinhan K REITs became an indirect subsidiary of SFG
▪
Apr. 2018: Shinhan Alpha REITs (formerly known as Shinhan K REITs) was disaffiliated from SFG’s indirect subsidiary due to a change in the largest shareholder
▪
May 2018: GX SHINHAN INTERVEST 1st PEF became an indirect subsidiary of SFG
▪
May 2018: Shinhan DS Vietnam became an indirect subsidiary of SFG
▪
Sep. 2018: Shinhan Alpha Yongsan REIT became an indirect subsidiary of SFG
▪
Oct. 2018: SFG entered into a share purchase agreement with Asia Trust Co., Ltd. for the 100% acquisition.
▪
Feb. 2019: Orange Life Insurance, Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholders)
▪
May 2019: Asia Trust Co., Ltd. joined SFG as a direct subsidiary
▪
Aug. 2019: Shinhan AI Co., Ltd. incorporated and joined as a direct subsidiary
▪
Jan. 2020: Orange Life Insurance, Ltd. became a wholly-owned subsidiary (acquisition of remaining interests by effecting a comprehensive stock exchange)
▪
Sep. 2020: Neoplux Co., Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholder)

▪
Dec. 2020: SFG acquired the remaining interests in Neoplux by effecting a small-scale stock exchange and hence Neoplux has become our wholly owned subsidiary and was renamed to Shinhan Venture Investment.
▪
Jan. 2021: SFG acquired the remaining 35% interests in Shinhan BNPP Asset Management and it became a wholly-owned subsidiary. Shinhan BNPP Asset Management changed its legal name to Shinhan Asset Management.
▪
May. 2021: Shinhan Naotic No. 1 Private Equity Joint Venture joined SFG as a direct subsidiary as a sub-subsidiary.
▪
May. 2021: JS Shinhan Private Equity Limited joined SFG as a direct subsidiary as a sub-subsidiary.
▪
July. 2021: Integrated Shinhan Life Insurance Co., Ltd launched after the merger between Shinhan Life Insurance and Orange Life Insurance, wholly-owned subsidiaries of Shinhan Financial Group.
▪
Jan. 2022: Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. have merged to form a holding company named Shinhan Asset Management Co., Ltd.
▪
May 2022: SFG acquired the remaining 40% interests in Asia Trust. Co., Ltd. and it became a wholly-owned subsidiary. Asia Trust Co., Ltd. changed its legal name to Shinhan Asset Trust.
▪
Jun. 2022: SFC acquired 94.54% of the total issued shares of Shinhan EZ General Insurance, Ltd (formerly, BNP Paribas Cardif Life Insurance Ltd.) after the Financial Services Commission approved the incorporation of subsidiary
▪
July 2022 Shinhan Credit Information Co., Ltd. (hereinafter “Shinhan Credit Information”) has been dissolved from the list of group’s direct subsidiaries and became an indirect subsidiary of SFG.
▪
Oct 2022 Shinhan Financial Investment Securities Co., Ltd. has changed its legal name to Shinhan Securities Co., Ltd.
▪
July 2024 Shinhan AI has been dissolved from the list of group’s direct subsidiaries.

Overview of the Business Group

Principal(Direct) Subsidiaries under Korean Law (as of June 30, 2026)

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Securities	100.0%
Shinhan Life Insurance 1)	100.0%
Shinhan Capital	100.0%
Shinhan Asset Management 2)	100.0%
Jeju Bank 3)	64.0%
Shinhan Savings Bank 4)	100.0%
Shinhan Asset Trust 5)	100.0%
Shinhan DS	100.0%
Shinhan Fund Partners 6)	99.8%
Shinhan REITs Management	100.0%
Shinhan AI9)	-
Shinhan Venture Investment 7)	100.0%
Shinhan EZ General Insurance 8)	91.7%
SHC Management	100.0%

1) Shinhan Life Insurance and Orange Life Insurance merged on July 1st, 2021 and became Shinhan Life Insurance Co., Ltd

2) On January 15, 2021, SFG acquired remaining 35% interests in Shinhan BNP Paribas Asset Management and it became our wholly-owned subsidiary (changed its legal name to Shinhan Asset Management)

3) Jeju Bank is currently listed on the Korea Exchange.

4) On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary. On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

5) The Group has acquired remaining shares of Asia Trust Co., Ltd and it became its wholly-owned subsidiary. Asia Trust Co., Ltd has changed its name to Shinhan Asset Trust Co., Ltd.

6) On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG. On April 03, 2023, Shinhan AITAS changed its legal name to Shinhan Fund Partners.

7) On January 11, Neoplux changed its legal name to Shinhan Venture Investment.

8) On June 30, 2022, SFG acquired remaining 94.54% stake from BNP Paribas Cardiff and it became our wholly-owned subsidiary (changed its legal name to Shinhan EZ General Insurance) On November 03,2022, KT and Douzone Bizon acquired 9.9% and 5% shares of Shinhan EZ General Insurance, respectively.

9) On July 15, 2024, we announced the liquidation and dissolution of Shinhan AI. Co., Ltd. and accordingly Shinhan AI. Co., Ltd. is no longer a subsidiary of SFG.

Indirect subsidiaries held through direct subsidiaries (as of the reporting date)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Bank America	100.0%
	Shinhan Bank Japan 1)	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Bank Cambodia	97.5%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Vietnam	100.0%
	Banco Shinhan de Mexico	99.9%
	PT Bank Shinhan Indonesia	99.0%
Shinhan Card	LLP MFO Shinhan Finance	70.6%
	PT. Shinhan Indo Finance	76.3%
	Shinhan Microfinance Co., Ltd.	100.0%
	Shinhan Vietnam Finance Co. Ltd.	100.0%
	Shinhan Credit Information Co.Ltd	100.0%
Shinhan Securities	Shinhan Securities Hong Kong	100.0%
	Shinhan Securities Vietnam Co., Ltd	100.0%
	PT Shinhan Sekuritas Indonesia	99.0%
	Shinhan Praxis K-Growth Global Private Equity Fund	14.2%
	Shinhan SKS Corporate Financial Stabilization PEF	9.6%
	Atomos Specialty No.1 PEF	10.0%
	Shinhan Sierra Mobility Shared-Growth Private Debt Fund	7.0%
Shinhan Life Insurance	Shinhan Financial Plus	100.0%
	Shinhan Life Care Co., Ltd.	100.0%
	Shinhan Life Insurance Vietnam Limited Liability Company	100.0%
Shinhan Capital	Shinhan-We Venture Debt Fund	34.5%
	Shinhan SCLowy No.1 Private Credit Fund	31.4%
Shinhan Asset Management	JS Shinhan Private Equity Fund	0.1%
	Shinhan QED Fund I	8.4%
Shinhan DS	Shinhan DS Vietnam Co. Limited	100.0%
Shinhan Venture Investment	Neoplux 3rd PEF	10.0%
	Shinhan Rio Green PEF	0.4%
	Shinhan Helio Black PEF	19.7%
1) SBJ DNX: SBJ Bank own 90% in the aggregate.

Credit Ratings Ratings (as of June 30, 2026)

Date	Types of Issuance	Credit Rating	Rating Company (Rating Range)
2026.01.23	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2026.02.24	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2026.03.03	Write-down Contingent Capital Securities	AA-	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2026.03.12	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2026.04.16	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2026.06.22	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2026.06.24	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)

Capital Structure

Number of Shares (as of June 30, 2026)

Types of Shares	Number of Shares
Number of shares authorized for issuance	1,000,000,000
Number of common shares issued (1) (3)	474,654,361
Number of preferred shares issued	-
Total outstanding shares	474,654,361
Treasury stocks (2)	5,204,123
Total outstanding shares with voting rights	469,450,238
Treasury stocks per total outstanding shares ratio	1.10

1) SFG issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between SFG and Orange Life Insurance on January 28, 2020. On September 29, 2020, SFG had a paid-in capital increase and issued 39,130,000 common shares (third-party allocation). On December 30, 2020, SFG issued 72,719 shares of common stock in relation to a small-scale stock exchange between SFG and Neoplux.

2) SFG acquired treasury shares through the acquisition of 1 fractional shares as a result of a share exchange.

3) SFG canceled treasury shares of 5,035,658 on June 01, 2020, 3,665,423 on April 25, 2022, 4,149,262 on November 23, 2022, 3,676,470 on March 28,2023, 4,243,281 on June 16, 2023, 2,842,929 on August 31, 2023, 2,744,718 on December 27, 2023, 3,366,257 on March 22, 2024, 5,947,889 on November 1, 2024, 7,603,260 on April 29, 2025, 10,347,131 on June 26,2025, and 10,840,573 on February 6, 2026 after completion of share repurchase program. Capital does not change due to the cancellation of acquired stocks within the range of dividend payable income.

Dividends

On July 26, 2024, we announced a value-up plan and set 2027 as the target year for achieving the following key targets:

1.
10% of ROE
2.
50% of shareholder return ratio
3.
Reduction of the total issued shares by 50 million shares

According to the assessment results of the implementation of the value-up plan in 2025, we maintained a stable CET1 ratio exceeding 13%. Our ROE improved by 67 basis points year-on-year, reaching 9.11%, and our shareholder return ratio exceeded the targeted 50%, reaching 50.2%. We also reduced the number of our issued and outstanding shares by approximately 25 million by January 2026, demonstrating solid progress in implementing the plan.

We have now set new targets of the value-up plan and advanced its execution methodology, taking into account changes in the overall environment – early achievement of the original targets including the shareholder return ratio, the enactment of legislation on separate taxation of dividend income, and the trend of PBR improvement among domestic banking and financial holding companies. This new value-up plan is named as “Shinhan Value-Up +++ (Triple Plus).” Each year, we will set out our goals for the next three years based on an annual review of the appropriateness of our targets.

- New Targets: While maintaining the existing 2027 targets, we will provide updated guidance for the next three-year period annually. In addition, we will present and communicate principles for the allocation between growth and shareholder returns, as well as a formula for the shareholder return ratio.

1.
10% or more of ROE (target range 10–12%);
2.
50% or more of the shareholder return ratio (presenting a predictable shareholder return policy based on the above formula); and
3.
13% or more of the CET1 ratio (stable management in line with regulatory and market environment).

To achieve the above goals, we will advance the execution methodology while focusing on the following strategic priorities:

1.
Improving the achievability of ROE targets by strengthening the ROTCE-ROC value chain, which is our unique methodology; and
2.
Reviewing the shareholder return mix strategies in consideration of tax reforms and the PBR level.

With the restructuring of the value-up plan, we aim to enhance core profitability at a fast pace based on a stable CET1 ratio, while implementing more sustainable and predictable growth and shareholder return policies.

This value-up plan was adopted by resolution of the Board of Directors on April 23, 2026. We will continue to assess the progress of the implementation and communicate any updates or changes to this plan after deliberation and resolution by the Board of Directors.

For further details regarding the Company’s Corporate Value-up Plan, please refer to the voluntary disclosure titled ‘2026 Value-up Plan of Shinhan Financial Group Co., Ltd’ announced on April 23, 2026.

2026 Quarterly Dividend Record Dates and Expected Payment Dates

Quarter	Dividend Record Date	(Expected) Payment Date
Q1 2026	April 30, 2026	May 29, 2026
Q2 2026	July 30, 2026	August 28, 2026
Q3 2026	November 3, 2026	November 27, 2026

Note) The dividend amount for each quarter will be determined at the Board meeting held before each respective record date. The expected payment dates may subject to change based on consultations with relevant institutions.

		(KRW million)
Items	1H 2026 (Jan. 1 ~ Jun. 30)	FY2025 (Jan. 1 ~ Dec. 31)	FY2024 (Jan. 1 ~ Dec. 31)
Par value per share (Won)	5,000	5,000	5,000
(Consolidated) Net Income	3,442,729	4,971,561	4,450,177
(Separate) Net Income	2,343,149	2,385,457	1,619,867
(Consolidated) Earnings per share (Won)	7,075	9,812	8,441
Total Cash dividends	696,144	1,245,730	1,088,042
Total Stock dividends	-	-	-
(Consolidated) Cash dividend payout ratio (%)	20.22	25.06	24.45
Cash dividend yield (%) – common shares	1.49	3.01	4.26
Cash dividend yield (%) – preferred shares	-	-	-
Stock dividend yield (%)	-	-	-
Cash dividend per share (Won) – common shares	1,480	2,590	2,160
Cash dividend per share (Won) – preferred shares	-	-	-
Stock dividend per share	-	-	-

2. Business Results

Operating Results

	(KRW billion)
	1H 2026 (Jan. 1 ~ Jun. 30)	FY 2025 (Jan. 1 ~ Dec. 31)	FY 2024 (Jan. 1 ~ Dec. 31)
Net interest income	6,159	11,695	11,402
Interest income	14,354	27,989	29,209
Interest expense	8,196	16,294	17,807
Net fees and commission income	2,130	2,921	2,715
Fees and commission income	3,024	4,564	4,295
Fees and commission expense	895	1,643	1,581
Net insurance income	-1,958	-136	884
Insurance income	1,927	3,611	3,393
Insurance expense	3,885	3,746	2,509
Net gain(loss) on securities and FX trading/derivatives	3,567	3,134	2,038
Provision for credit loss and impairment loss	-950	-2,012	-2,104
Net other operating income(expense)	-1,101	-2,176	-2,360
General and administrative expenses	3,216	6,403	6,116
Net operating income	4,631	7,023	6,459
Equity method income	51	221	-24
Other non-operating income(expense), net	55	-316	-406
Profit before income taxes	4,737	6,929	6,029
Income tax expense	1,242	1,845	1,471
Consolidated net profit	3,496	5,085	4,558
Net profit attributable to equity holders of the Group	3,443	4,972	4,450
Net profit attributable to non-controlling interest	53	113	108
1) Some of the totals may not sum due to rounding numbers.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		1H 2026				FY 2025				FY 2024
		Jan. 01 ~ Jun. 30				Jan. 01 ~ Dec. 31				Jan. 01 ~ Dec. 31
		Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	463,276.0	56.9	4,702.8	2.1	430,736.9	56.6	9,202.3	2.1	403,986.6	55.9	10,220.8	2.5
	Borrowings	57,595.0	7.1	770.4	2.7	52,442.2	6.9	1,534.8	2.9	54,754.3	7.6	1,862.4	3.4
	Debt Securities Issued	90,751.7	11.1	1,562.5	3.5	91,752.3	12.1	3,347.4	3.7	87,474.4	12.1	3,422.0	3.9
	Other Liabilities	141,463.9	17.4	-	-	126,732.1	16.6	-	-	119,008.3	16.5	-	-
	Total Liabilities	753,086.6	92.5	-	-	701,663.5	92.1	-	-	665,223.6	92.0	-	-
	Total Stockholder's Equity	61,455.5	7.5	-	-	59,862.9	7.9	-	-	57,655.6	8.0	-	-
	Total Liabilities & SE	814,542.1	100.0	-	-	761,526.4	100.0	-	-	722,879.2	100.0	-	-
Use	Cash & Due from Banks	43,095.9	5.3	428.4	2.0	42,566.8	5.6	782.5	1.8	38,020.3	5.3	780.2	2.1
	Loans	476,228.6	58.5	10,885.6	4.6	455,659.5	59.8	21,419.3	4.7	434,102.2	60.1	22,542.6	5.2
	Loans in KRW	369,256.5	45.3	7,751.7	4.2	356,117.1	46.8	15,398.7	4.3	339,139.5	46.9	16,520.0	4.9
	Loans in Foreign Currency	56,124.9	6.9	1,322.3	4.8	49,607.3	6.5	2,461.5	5.0	44,188.9	6.1	2,402.3	5.4
	Credit Card Accounts	28,760.0	3.5	1,161.1	8.1	28,528.8	3.8	2,331.9	8.2	27,982.2	3.9	2,256.0	8.1
	Others	22,087.2	2.7	650.5	5.9	21,406.3	2.8	1,227.3	5.7	22,791.6	3.2	1,364.3	6.0
	FVPL Financial Assets	44,693.0	5.5	757.5	3.4	44,793.8	5.9	1,499.1	3.4	44,711.6	6.2	1,693.1	3.8
	FVOCI Financial Assets	102,158.9	12.5	1,589.6	3.1	95,525.5	12.5	2,888.3	3.0	88,378.8	12.2	2,744.1	3.1
	AC Financial Assets	32,168.8	4.0	506.8	3.2	32,462.5	4.3	1,044.1	3.2	35,015.5	4.8	1,101.7	3.2
	Other Assets	116,196.9	14.3	-	-	90,518.3	11.9	-	-	82,650.8	11.4	-	-
	Total Assets	814,542.1	100.0	-	-	761,526.4	100.0	-	-	722,879.2	100.0	-	-

Notes :

1)
Consolidated basis
2)
The “Average Balance” is the arithmetic mean of the ending balance of each quarter

.

3. Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion)
	Jun. 30, 2026	Dec. 31, 2025	Dec. 31, 2024
Aggregate Amount of Equity Capital (A)	57,872.0	56,260.6	53,903.4
Risk-Weighted Assets (B)	367,595.9	352,907.6	342,375.3
BIS Ratio (A/B)	15.74%	15.94%	15.74%
Note: ▪ Calculated in accordance with Basel III

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Jun. 30, 2026	Dec. 31 2025	Dec. 31, 2024
Shinhan Bank	BIS Capital Adequacy Ratio	17.7	17.4	17.6
Shinhan Card	Adjusted Equity Capital Ratio	20.7	20.8	20.0
Shinhan Securities	Net Capital Ratio	2,347.5	1,924.7	1,345.0
Shinhan Life Insurance	Risk Based Capital Ratio(K-ICS)	211.6	206.0	205.7
Shinhan Capital	Adjusted Equity Capital Ratio	18.9	19.5	19.3
Shinhan Asset Management	Equity Capital (KRW billion)	284.6	287.6	316.6
	Minimum Capital Requirement (KRW billion)	59.9	54.2	50.1
Jeju Bank	BIS Capital Adequacy Ratio	14.5	16.2	17.6
Shinhan Savings Bank	BIS Capital Adequacy Ratio	17.0	19.9	20.1
Shinhan Asset Trust	Net Capital Ratio	793.1	443.5	519.1
Shinhan EZ Gen. Insurance	Risk Based Capital Ratio(K-ICS)	228.7	231.2	159.2

Notes :

•
Basel III was applied in calculating Shinhan Bank and Jeju Bank’s BIS Capital Adequacy Ratio.
•
Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.
•
Shinhan Life and Shinhan EZ General Insurance upgraded its insurance risk measurement system in anticipation of a new regulatory solvency regime for insurance companies, the Korean-Insurance Capital Standard (the “K-ICS”). As of the date of submission of the 1H Report in 2026, the above payment capacity ratio is preliminary calculated, and the finally confirmed ratio will be amended and disclosed in Shinhan Life's 1H 2026 business report and Shinhan EZ General Insurance's 1H 2026 management disclosure.

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Jun. 30, 2026			Dec. 31, 2025			Dec. 31, 2024
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Liabilities	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	1,816.6	352.1	515.9	934.2	149.7	623.9	1,051.7	56.4	1865.9
Shinhan Card	22,217.2	6,398.6	347.2	21,507.1	6,786.6	316.9	21,546.6	6,077.3	354.5
Shinhan Securities	31,459.0	25,967.1	121.1	23,577.5	18,417.5	128.0	23,664.4	18,128.1	130.5
Shinhan Life Insurance	3,457.3	1,450.2	238.4	5,034.1	1,371.5	367.0	5,635.7	1,359.9	414.4
Shinhan Capital	1,896.0	666.1	284.6	2,218.8	830.6	267.1	2,529.0	1,084.1	233.3
Shinhan Savings Bank	768.1	668.1	115.0	604.6	544.3	111.1	608.4	480.2	126.7
Shinhan Asset Trust	183.8	31.6	582.7	61.7	15.3	402.8	186.3	11.0	1,686.2
Shinhan EZ General Insurance	84.7	18.9	447.6	111.9	17.0	659.4	73.1	9.9	736.3

Notes:

▪
Shinhan Financial Group: Due within 1 month
▪
Shinhan Life Insurance and EZ General Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100
▪
Shinhan Card, Shinhan Securities, Shinhan Capital, Shinhan Savings Bank and Shinhan Asset Trust : Due within 3 months
▪
Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

▪
Shinhan Life Insurance recorded a decline in its liquidity ratio following the amendment to the Insurance Business Supervision Regulations on December 31, 2024, which narrowed the scope of assets recognized as liquid - such as government bonds with maturities exceeding three months now classified as only 30% liquid.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Jun. 30, 2026			Dec. 31, 2025			Dec. 31, 2024
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	102,891.2	98,077.4	104.9	99,551.4	95,016.8	104.8	90,658.4	87,753.4	103.3
Jeju Bank	1,208.9	801.2	152.7	1,090.1	907.0	120.9	939.4	770.1	122.7

Notes:

▪
Liquidity Coverage Ratios are the arithmetic mean of daily LCRs.
▪
Financial Services Commission temporarily eased the regulatory minimum from 100.0% to 85.0% by end of June 2022 to 90.0% by end of September 2022, to 92.5% by end of June, 2023, to 95.0% by end of December 2023, to 97.5% by end of December 2024. From 2025 onwards, the regulatory minimum is back to 100% after normalized process.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Jun. 30, 2026			Dec. 31, 2025			Dec. 31, 2024
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	124.7	20.2	616.7	540.7	523.5	103.3	531.4	519.2	102.4
Shinhan Bank	77,414.9	71,373.7	108.5	77,073.0	71,832.5	107.3	63,127.9	56,347.0	112.0
Shinhan Life Insurance	3,144.4	233.2	1,348.2	2,707.4	243.6	1,111.7	2,074.0	163.0	1,272.3
Shinhan Securities	10,079.5	9,572.3	105.3	9,534.0	8,026.4	118.8	11,083.7	9,616.5	115.3
Shinhan Capital	32.1	1.6	1,998.5	54.5	1.7	3,273.5	79.7	0.6	13,741.7
Jeju Bank	8.6	1.5	562.9	13.5	5.6	240.4	10.1	0.8	1,295.2

Notes :

▪
Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.
▪
Shinhan Bank and Jeju Bank’s foreign currency liquidity ratio is based on the application of the liquidity weight.

Foreign Currency (FC) Liquidity Coverage Ratio

			(%)
Company	1H 2026	FY 2025	FY 2024
	Jan. 1 ~ Jun. 30	Jan. 1 ~ Dec. 31	Jan. 1 ~ Dec. 31
Shinhan Bank	174.1	185.0	148.8

Notes :

▪
Foreign Currency Liquidity Coverage Ratio started from January 2017, and is calculated by quarterly average.

3) Asset Quality

SFG Consolidated Basis

(KRW billion)
	Jun. 30, 2026	Dec. 31, 2025	Dec. 31, 2024
Total Loans	496,015.4	478,739.9	452,826.9
Substandard & Below	3,919.6	3,536.6	3,562.4
Substandard & Below Ratio	0.79%	0.74%	0.79%
Non-Performing Loans	3,458.9	3,067.6	2,974.7
NPL Ratio	0.70%	0.64%	0.66%
Substandard & Below Coverage Ratio	116.97%	126.55%	132.48%
Loan Loss Allowance	4,584.7	4,475.4	4,719.3
Substandard & Below Loans	3,919.6	3,536.6	3,562.4

Separate Basis

(%)	Jun. 30 2026			Dec. 31 2025			Dec. 31 2024
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.31	0.30	153	0.28	0.25	173	0.24	0.18	202
Shinhan Card	1.21	0.53	229	1.16	0.57	234	1.32	0.80	243
Shinhan Securities	7.65	7.65	74	10.62	10.62	76	18.30	18.30	70
Shinhan Life Insurance	0.56	0.39	291	0.54	0.38	235	0.32	0.32	393
Shinhan Capital	3.14	2.16	95	2.30	2.26	144	3.98	2.35	75
Jeju Bank	1.50	1.46	85	1.57	1.54	86	1.32	1.22	114
Shinhan Savings Bank	5.64	10.61	95	6.24	11.98	91	7.90	13.16	72
Shinhan Asset Trust	88.59	71.89	37	86.17	64.06	38	75.15	52.31	43

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

(KRW billion)
	Jun. 30, 2026	Dec. 31, 2025	Dec. 31, 2024
Debt	10,641.7	11,458.4	11,324.1
Equity	26,346.9	26,335.5	26,348.2
Debt to Equity Ratio	40.39%	43.51%	42.98%

Twenty Largest Exposures by Borrower

(KRW billion)
As of June 30, 2026 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Korea Electric Power Corporation	0.4	132.2	3,091.6	90.4	-	3,314.5
KEB Hana Bank	1,389.6	-	1,741.7	70.3	-	3,201.6
LG Display	1,209.7	986.7	10.0	-	-	2,206.3
Woori Bank	994.5	12.6	1,111.3	-	-	2,118.4
HD Hyundai Heavy Industries Co.,Ltd	-	-	0.1	1,844.8	-	1,844.9
Lotte Hotel	66.9	666.0	288.8	761.2	-	1,782.9
S-Oil	573.7	739.9	406.4	12.8	-	1,732.8
KB Bank	921.7	-	771.8	10.2	-	1,703.7
Nong Hyup Bank	334.7	218.6	888.9	19.6	-	1,461.9
Hyundai Rotem Company	3.1	26.4	-	1,328.0	-	1,357.5
Samsung Electronics	162.1	1,124.3	9.1	-	-	1,295.6
Samsung Heavy Industries Co.,Ltd	-	-	9.9	1,256.6	-	1,266.5
Hanwha Corporation	800.4	182.0	218.9	53.4	-	1,254.7
KT	151.2	-	976.2	106.7	-	1,234.1
Mirae Asset Securities	320.5	23.2	760.3	100.0	-	1,204.0
LIG Defense&Aerospace	14.7	-	-	1,186.6	-	1,201.3
Songpa Biz-Cluster PFV	1,154.4	-	7.2	-	-	1,161.6
LS MnM	0.2	853.4	-	204.4	-	1,058.0
SK Hynix	318.2	-	687.8	30.3	-	1,036.3
NH Investment & Securities	373.4	-	651.0	-	-	1,024.3
Total	8,789.3	4,965.3	11,630.7	7,075.3	-	32,460.7
Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

(KRW billion)
As of June 30, 2026 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
SK	1,688.3	1,107.3	2,754.8	960.6	-	6,511.0
Lotte	2,296.4	1,318.8	1,109.0	1,708.6	-	6,432.8
Samsung	690.0	2,600.4	721.7	2,192.9	-	6,205.0
Hyundai Motor Company	1,336.2	1,327.7	1,397.5	1,608.8	-	5,670.4
Hanwha	1,794.8	844.6	1,614.2	1,031.2	1.1	5,285.9
LS	360.2	2,023.9	520.5	1,305.1	1.3	4,211.1
LG	1,517.5	1,266.0	917.0	238.5	-	3,939.0
HD Hyundai	528.4	52.4	221.9	2,790.4	-	3,592.9
POSCO	811.9	732.0	265.9	41.4	-	1,851.2
S-Oil	573.8	739.9	406.4	12.8	-	1,732.9
Total	11,597.6	12,012.9	9,928.9	11,890.2	2.5	45,432.2
Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Other financial service activities n.e.c.	159.0	159.0	112.5
B	Renting of non-residential buildings	76.7	76.7	64.3
C	Cable broadcasting	64.9	64.9	64.9
D	Development and subdividing of non-residential building	49.0	49.0	38.3
E	Development and subdividing of non-residential building	49.4	47.4	19.5
F	Development and subdividing of other real estate	30.0	30.0	13.3
G	Other financial service activities n.e.c.	53.4	29.8	13.5
H	Advertising agencies	27.1	27.1	4.5
I	Other financial service activities n.e.c.	26.9	26.9	6.3
J	Manufacture of other special purpose machinery	26.0	26.0	3.8
K	Manufacture of electric vehicle for passenger	28.2	25.6	10.7
L	Renting of non-residential buildings	22.2	22.2	10.5
M	Other financial service activities n.e.c.	21.5	21.5	1.5
N	Museum activities	20.0	20.0	1.6
O	Other financial service activities n.e.c.	19.0	19.0	19.0
P	Development and subdividing of non-residential building	19.0	19.0	6.1
Q	Development and subdividing of non-residential building	15.4	15.4	4.0
R	Development and subdividing of other real estate	15.0	15.0	15.0
S	Renting of non-residential buildings	15.0	15.0	4.4
T	Other financial service activities n.e.c.	13.7	13.7	13.6
Total		751.3	722.9	427.3
Notes : ▪ Consolidated basis as of Jun. 30, 2026 ▪ Some of the totals may not sum due to rounding.

4. Independent Auditor

Audit Opinion for the last 3 years

	1H 2026	FY 2025	FY 2024
Independent Auditor	PWC Samil Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.
Audit Opinion	-	Unqualified	Unqualified

Note) The review of the 1st half of 2026 by the external auditor did not identify any matters that would cause the interim financial statements, prepared in accordance with K-IFRS, to be considered not fairly presented in all material respects.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
1H 2026	PWC Samil Accounting Corp.	1,047 (annualized basis)	Review/Audit of Financial Statements	2,862 Hours
	PWC Samil Accounting Corp.	129 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	332 Hours
FY 2025	KPMG Samjong Accounting Corp.	1,025 (annualized basis)	Review/Audit of Financial Statements	9,107 Hours
	KPMG Samjong Accounting Corp.	135 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,115 Hours
FY 2024	KPMG Samjong Accounting Corp.	1,025 (annualized basis)	Review/Audit of Financial Statements	9,071 Hours
	KPMG Samjong Accounting Corp.	135 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,144 Hours
1) Excluding value-added taxes.

Change of External Auditor

Financial Year	Changed Company	Previous Auditor	Changed Auditor	Detail
FY2026	Shinhan Financial Group Co., Ltd.	KPMG Samjong Accounting Corp.	PWC Samil Accounting Corp.	Expiration of the audit contract term

Note) Pursuant to the Act on External Audit of Stock Companies, etc. and its enforcement decree, the audit contract term of KPMG Samjong, designated as the external auditor for Shinhan Financial Group for the 23rd to 25th fiscal year has expired. Accordingly, the external auditor for the 26th fiscal year of Shinhan Financial Group and its subsidiaries has been changed from KPMG Samjong to PWC Samil.

5. Corporate Governance

Board of Directors and committees of the Board of Directors

Our board of directors, which currently consists of one executive director, one non-executive director and nine outside directors, has the ultimate responsibility for the management of our affairs.

• Committees of the Board of Directors

We currently have eight management committees that serve under the board:

-
the Committee for Recommending Candidates for CEO;
-
the Audit Committee;
-
the Committee for Recommending Candidates for Independent Directors and Members of Audit Committee;
-
the Risk Management Committee;
-
the Remuneration Committee;
-
the Environment, Social and Governance (ESG) Strategy Committee;
-
the Subsidiary’s CEO Recommendation Committee; and
-
the Internal Control Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

Committee for Recommending Candidates for CEO

The Committee for Recommending Candidates for CEO currently consists of five directors: Choi Young Gwon (Chairman), Kwak Su Keun, Kim Jo Seol, Park Jong Bok and Bae Hoon. However, for the meeting for the final selection of candidates for the CEO position, all outside directors are called to participate in the committee, and in this case, all outside directors are considered to be part of the committee. This committee is responsible for matters concerning the recommendation of candidates for the CEO position, including establishing and reviewing our management succession plan and its operation, setting and evaluating the qualifications and criteria for the CEO and CEO candidate pool and other matters necessary for improving our overall corporate governance structure. The chairman of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

Audit Committee

The Audit Committee currently consists of four outside directors: Lim Seung Yeon (Chairman), Kwak Su Keun, Bae Hoon and Choi Young Gwon. The committee oversees our financial reporting and approves the appointment of, and interaction with, our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. The committee examines the agenda, and financial statements and other reports to be submitted by the board of directors, for each general meeting of shareholders. The committee holds regular meetings every quarter.

Committee for Recommending Candidates for Independent Directors and Members of Audit Committee

The Committee for Recommending Candidates for Independent Directors and Members of Audit Committee currently consists of four outside directors: Yang In Jip (Chairman), Kim Jo Seol, Lim Seung Yeon and Chun Myo Sang. Members of this committee will be appointed by our board of directors only to the extent necessary to recommend and nominate candidates for our outside director positions and audit committee members, and related matters. However, when the process for final recommendation of outside director and audit committee member candidates commences, all outside directors are called to participate in the committee, and in this case, all outside directors are considered to be part of the committee. The committee meetings are called by the committee’s chairman, who must be an outside director. This committee is responsible for matters relating to: (i) establishment, review and reinforcement of policies for outside director and audit committee member selection, (ii) recommendation of outside director and audit committee member candidates for approval at the general shareholders’ meeting and (iii) continual recruitment and screening of potential outside director candidates.

Risk Management Committee

The Risk Management Committee currently consists of three outside directors: Song Seong Joo (Chairman), Park Jong Bok and Yang In Jip. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation relating to our internal controls. The committee holds regular meetings every quarter.

Remuneration Committee

The Remuneration Committee currently consists of three outside directors: Park Jong Bok (Chairman), Lim Seung Yeon and Chun Myo Sang. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. At least one-half of the members of this committee must be outside directors, and currently all members of this committee are outside directors. The committee meetings are called by the committee’s chairman, who must be an outside director.

Environmental, Social and Governance (ESG) Strategy Committee

The ESG Strategy Committee currently consists of five directors: Song Seong Joo (Chairman), Kim Jo Seol, Chun Myo Sang, Jung Sang Hyuk and Jin Okdong. This committee is responsible for setting the corporate policy for sustainable management, corporate disclosure of sustainability reports and discussing specific business agenda in relation to socially responsible management and other matters such as corporate strategy regarding climate change.

Subsidiary’s CEO Recommendation Committee

The Subsidiary’s CEO Recommendation Committee currently consists of five directors: Jin Okdong (Chairman), Kwak Su Keun, Bae Hoon, Song Seong Joo and Yang In Jip. This committee is responsible for matters relating to the evaluation of subsidiary management leadership, establishment of subsidiary CEO qualifications, verification and recommendation of subsidiary CEO candidates and other matters deemed necessary by the committee.

Internal Control Committee

The Internal Control Committee currently consists of four directors: Choi Young Gwon (Chairman), Bae Hoon, Song Seong Joo and Yang In Jip. This committee is responsible for reviewing and approving matters concerning internal controls, including establishing our internal control policies and strategies. The committee also monitors and evaluates whether executive officers are appropriately performing their management and reporting duties regarding internal controls in accordance with the relevant regulations, and may demand necessary remedial actions in the event of any deficiencies.

6. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders of Shinhan Financial Group (as of Jun. 30, 2026)

Name	No. of Common Shares owned2)	Ownership%1)
National Pension Service	43,630,195	9.19%
1) Ownership% is based on rounding numbers of third decimal place 2) The number of common shares owned and ownership is based on shareholder registry as of end of June 2026

Common Shares Traded on the Korea Exchange

						(KRW, number of shares)
		Jan. 2026	Feb. 2026	Mar. 2026	Apr. 2026	May. 2026	Jun. 2026
Price per share	High	86,100	106,000	97,900	100,000	98,900	107,500
	Low	76,600	82,500	87,700	91,400	92,800	91,600
	Avg.	80,805	96,900	91,876	97,582	95,811	98,852
Trading Volume		26,142,122	33,295,294	40,601,194	22,178,865	25,081,412	35,503,342
Highest Daily Trading Volume		1,709,340	3,014,041	3,419,674	1,660,803	2,778,385	3,611,830
Lowest Daily Trading Volume		640,114	1,254,944	1,067,616	558,564	896,531	1,010,303

American Depositary Receipts traded on the New York Stock Exchange

						(USD, number of shares)
		Jan. 2026	Feb. 2026	Mar. 2026	Apr. 2026	May. 2026	Jun. 2026
Price per share	High	60.74	71.72	65.50	69.11	68.54	71.08
	Low	53.11	58.55	58.79	62.16	63.01	60.28
	Avg.	55.98	67.03	61.36	66.27	65.36	65.19
Monthly Trading Volume		4,732,830	5,275,072	9,617,310	5,062,655	4,634,386	6,590,049
Highest Daily Trading Volume		887,020	550,007	894,057	630,291	358,609	524,749
Lowest Daily Trading Volume		88,319	153,134	216,974	133,340	111,652	142,796
Note) 1 ADR = 1 Common Shares

7. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

Name	Date of Birth	Position	Executive Director Since	Date Term Ends(1)
Jin Okdong	Feb. 21, 1961	Chief Executive Officer	March 23, 2023	March 2029

Note: The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Jin Okdong is our Chief Executive Officer. Prior to his election, Mr. Jin served as the chief executive officer of Shinhan Bank from 2019 to 2023. Mr. Jin served as the deputy president of Shinhan Financial Group from 2017 to 2018, the deputy president of Shinhan Bank in 2017 and the chief executive officer of Shinhan Bank Japan from 2015 to 2016. Mr. Jin received a master’s degree in business administration from Chung Ang University.

2) Non-Executive and Outside Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the independence requirements set forth under the Financial Investment Services and Capital Markets Act. Our non-executive directors and outside directors are selected based on the candidates’ expertise in diverse areas, such as law, finance, economics, management and accounting. Currently, one non-executive director and nine outside directors are in office, all of whom were nominated by our board of directors and approved at a general meeting of shareholders.

Our non-executive and outside directors are as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Jung Sang Hyuk	Nov. 26, 1964	Non-Executive Director	March 23, 2023	March 2027
Kwak Su Keun	Aug. 16, 1953	Outside Director and Chairman of the Board of Directors	March 25, 2021	March 2027
Bae Hoon	Mar. 30, 1953	Outside Director	March 25, 2021	March 2027
Kim Jo Seol	Dec. 5, 1957	Outside Director	March 24, 2022	March 2027
Song Seongjoo	Mar. 26, 1971	Outside Director	March 26, 2024	March 2027
Choi Young-Gwon	Jul. 16, 1964	Outside Director	March 26, 2024	March 2027
Yang In Jip	Jul. 16, 1957	Outside Director	March 26, 2025	March 2027
Chun Myo Sang	May 20, 1980	Outside Director	March 26, 2025	March 2027
Park Jong Bok	May. 29, 1955	Outside Director	March 26, 2026	March 2028
Lim Seung Yeon	Jul. 18, 1973	Outside Director	March 26, 2026	March 2028

Note: The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

Jung Sang Hyuk has been our non-executive director since March 23, 2023. Mr. Jung was the chief executive officer of Shinhan Bank and previously served as the deputy president of Shinhan Bank from 2020 to 2023. Mr. Jung received a bachelor’s degree in economics from Seoul National University.

Kwak Su Keun has been our outside director since March 25, 2021 and the chairman of our board of directors since March 26, 2026. Mr. Kwak currently serves as an honorary professor of accounting at Seoul National University, Business School and chair of Corporate Governance Advisory Board at Korea Listed Companies Association. Mr. Kwak received a doctoral degree in business administration from University of North Carolina Chapel Hill.

Bae Hoon has been our outside director since March 25, 2021. Mr. Bae is a lawyer and Certified Public Accountant in Japan and currently serves as a representative attorney at Orbis Legal Profession Corporation. Mr. Bae received a master’s degree in business administration from Kobe University.

Kim Jo Seol has been our outside director since March 24, 2022. Ms. Kim is a professor who teaches economics at Osaka University of Commerce and an economist with a high awareness of Northeast Asian economics. Ms. Kim received a doctoral degree in economics from Osaka City University.

Song Seong Joo has been as our outside director since March 26, 2024. Ms. Song has served as a professor of statistics at Korea University since 2008 and is also the Director of the Korea Risk Management Society. Ms. Song was previously an advisory professor at the Economic Statistics Division of the Bank of Korea. Ms. Song received a doctoral degree in statistics from the University of Chicago.

Choi Young Gwon has been as our outside director since March 26, 2024. Mr. Choi currently serves as the Chairman of the Korea Society of Financial Analysts and previously served as the chief executive officer of Woori Asset Management from 2019 to 2023. Mr. Choi received a doctoral degree in business administration, specializing in financial management, from Soongsil University.

Yang In Jip has been our outside director since March 26, 2025. Mr. Yang is the founder and currently serves as the chief executive officer and chairman of Onycom, Inc. Mr. Yang received a master of business administration degree from the University of Southern California.

Chun Myo Sang has been our outside director since March 26, 2025. Ms. Chun currently serves as the Head of Planning and Administration at SmartNews Inc. and is a Certified Public Accountant in Japan. Ms. Chun previously served as a manager at KPMG FAS and as a research and accounting advisor at the Development Bank of Japan. Ms. Chun received a master of business administration degree from the University of Southern California.

Park Jong Bok has been our outside director since March 26, 2026. Mr. Park previously served as the chief executive officer, the head of retail banking and the head of the retail channel business of SC Bank Korea. Mr. Park received a bachelor’s degree in economics from Kyung Hee University.

Lim Seung Yeon has been our outside director since March 26, 2026. Ms. Lim has served as a professor of business at Kookmin University since 2011, and previously served as an outside director and a member of the audit committee of Kakao Games Corp. Ms. Lim received a doctoral degree in business administration from Seoul National University.

Any director wishing to enter into a transaction with Shinhan Financial Group or any of its subsidiaries in his or her personal capacity is required to obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting of our board of directors at which the relevant transaction is subject to vote for approval.

3) Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Date of Birth	Position
Koh Seogheon	Sept. 27, 1968	Deputy President and Chief Strategy Officer
Jang Jeong Hoon	May 30, 1971	Deputy President and Chief Financial Officer
Lee Een-kyoon	Apr. 1, 1967	Deputy President and Chief Operation Officer
Park Hyun Joo	Apr. 22, 1965	Deputy President and Chief Consumer Protection Officer
Choi Hyuck Jae	Aug. 15, 1970	Deputy President and Chief AI Officer and Chief Digital Officer
Ra Hoon	Mar. 19, 1969	Executive Director and Chief Risk Officer
Lee Young Ho	Oct. 17, 1970	Executive Director and Chief Compliance Officer
Kim Jion	May. 12, 1968	Executive Director and Chief Audit Officer
Kim Junhwan	Jun. 23, 1972	Executive Director and Head of Digital Market Sensing Part

None of the executive officers have any significant activities outside Shinhan Financial Group.

Koh Seogheon has been our deputy president and chief strategy officer since January 1, 2022. Mr. Koh previously served as the head of business management division and strategic planning team of Shinhan Financial Group. Mr. Koh received a bachelor’s degree in economics from Seoul National University.

Jang Jeong Hoon has been our deputy president and chief financial officer since January 1, 2026. Mr. Jang previously served as the deputy president of Shinhan Securities. Mr. Jang received an M.B.A. from Washington University in St. Louis.

Lee Een-kyoon has been our deputy president and chief operation officer since January 1, 2019. Mr. Lee previously served as the head of the management support team and the head of the secretary’s office of Shinhan Bank. Mr. Lee received a bachelor’s degree in English literature from Hanyang University.

Park Hyun Ju has been our deputy president and chief consumer protection officer since July 1, 2023. Ms. Park previously served as the head of Consumer Protection Division of Shinhan Bank. Ms. Park graduated from Seoul Girl’s Commercial High School.

Choi Hyuck Jae has been our deputy president and chief AI officer and chief digital officer since October 1, 2025. Mr. Choi previously served as an executive director of Shinhan Bank. Mr. Choi received a master’s degree in human resource management from Korea University.

Ra Hoon has been our executive director and chief risk officer since January 1, 2026. Mr. Ra previously served as the head of the risk management group of Shinhan Bank. Mr. Ra received a bachelor’s degree in statistics from Korea University.

Lee Youngho has been our executive director and chief compliance officer since January 1, 2025. Mr. Lee previously served as a general manager of the compliance department and the chief compliance officer of Shinhan Bank. Mr. Lee received a bachelor’s degree in law from Sogang University.

Kim Jion has been our executive director and chief audit officer since January 1, 2024. Ms. Kim previously served as the head of the PRM marketing team of Shinhan Bank. Ms. Kim received a bachelor’s degree in economics from Yonsei University.

Kim Junhwan has been our executive director and head of digital market sensing part since January 1, 2024. Mr. Kim previously served as the head of the digital innovation team of Shinhan Bank. Mr. Kim received a doctor’s degree in computer application design studies from Korea Advanced Institute of Science & Technology.

There are no family relationships among our directors and/or executive officers.

Compensation to Directors

1) Total Amount Approved at the Meeting of Shareholders

(As of Jun. 30, 2026)
	Total number of persons	Total amount approved at shareholders’ meeting (KRW millions)	Notes
Directors (Outside directors)	11(9)	3,000	No distinction is made between registered directors, outside directors, and members of the audit committee.
Note) Represents the aggregate amount for all directors (including outside directors) excluding long-term incentives.

2) Total Amount Paid

(As of Jun. 30, 2026)
	Total number of Persons	Total compensation (KRW million)	Average compensation per person (KRW million)	Notes
Registered Directors	2	938	469	-
Outside Directors	5	219	44	-
Audit committee members or internal auditor	4	194	48	-
Notes : Represents the total number of applicable persons as of Jun. 30, 2026.

Compensation to Non-registered directors

(As of Jun. 30, 2026)
	Total number of persons	Total compensation (KRW million)	Average Compensation per person (KRW million)	Notes
Non-registered directors	8	2,886	361	-

Notes : Excluding executives holding concurrent positions whose compensation is disclosed by their original affiliated company pursuant to Article 20 of the Income Tax Act.

Top 5 Highest-Paid Individuals

1) Compensation exceeding Won 500 million- Individual basis

(KRW million)

Name	Position	Total Amount	Deferred Compensation
Jin Okdong	CEO	938

The performance-linked stock compensation (PS) consists of 5,739 shares, with the payment and amount to be determined later based on the company's long-term performance and stock price from 2026 to 2029.

Lee Een-kyoon	Deputy President	841

The performance-linked stock compensation (PS) consists of 1,514 shares, with the payment and amount to be determined later based on the company's long-term performance and stock price from 2026 to 2029.

Koh Seog-heon	Deputy President	674

The performance-linked stock compensation (PS) consists of 1,514 shares, with the payment and amount to be determined later based on the company's long-term performance and stock price from 2026 to 2029.

2) Calculation criteria and method of compensation

(KRW million)

Name	Compensation Type		Total Compensation	Deferred Compensation
Jin Okdong	Earned Income	Salary	438

-The salary is paid monthly by dividing the total annual base salary and job allowance, which are determined by the Board of Directors and the Compensation Committee, within the compensation limit for directors resolved at the general shareholders' meeting. This determination takes into account factors such as position, duties, and contributions.

		Bonus	500

-The bonus was paid in the first quarter of 2026, based on the criteria set by the first Compensation Committee in 2025 and reflecting the company’s annual performance evaluation results for 2025.

-The CEO’s annual performance bonus is determined by reflecting the performance evaluation grade, which is based on Group KPIs and strategic task scores, and finalized after confirming whether any deductions apply according to the company’s risk management evaluation score.

-When evaluating Group KPIs, achievement rates of quantitative indicators such as total shareholder return, group customer base, ROE, non-performing loan ratio, ROTCE, RAROC, and cost-to-income ratio are considered.

- In 2025, the evaluation reflected a 11.7% year-on-year increase in net income to KRW 4.97 trillion, as well as a 0.7 percentage-point improvement in ROE to 9.1% and ROTCE to 10.3%, together with the achievement levels of total shareholder return (TSR), Group customer base, and key asset quality, profitability, and efficiency indicators. In addition, the bonus was determined by comprehensively considering the performance of key strategic initiatives, including expanding the customer base, generating results through platforms and AI, advancing global and ESG businesses, driving HR innovation, and strengthening internal controls and consumer protection, as well as the results of the risk management evaluation.

		Stock option	-	Not Applicable
		Other earned Income	-	Employee benefits
		Retirement Income	-	Not Applicable

Name	Compensation Type		Total Compensation	Deferred Compensation
		Other Compensation (not included in total compensation)	-

A total of 5,739 shares were granted on January 1, 2026 and are scheduled to be paid in 2030, subject to the Company’s performance over the four-year period.*

*Company performance: ROE, ROTCE, pre-disposal NPL ratio, operating net income, and stock price appreciation relative to competitors, among other factors.

Lee Een-kyoon	Earned Income	Salary	158

-The salary is paid monthly by dividing the total annual base salary and job allowance, which are determined by the Compensation Committee. This determination takes into account factors such as position, duties, and contributions.

		Bonus	226

-The bonus was paid in the first quarter of 2026, based on the criteria set by the first Compensation Committee in 2025 and reflecting the company’s annual performance evaluation results for 2025.

- In 2025, the evaluation reflected a 11.7% year-on-year increase in net income to KRW 4.97 trillion, as well as a 0.7 percentage-point improvement in ROE to 9.1% and ROTCE to 10.3%, together with the achievement levels of total shareholder return (TSR), Group customer base, and key asset quality, profitability, and efficiency indicators. In addition, the bonus was determined by comprehensively considering the performance of key strategic initiatives, including expanding the customer base, generating results through platforms and AI, advancing global and ESG businesses, driving HR innovation, and strengthening internal controls and consumer protection, as well as the results of the risk management evaluation.

		Stock option	-	Not Applicable
		Other earned Income	457

The long-term performance share (PS) granted in 2022 was determined by calculating the number of PS units based on the evaluation indicators, such as shareholder value, profitability, and soundness over the four-year period following the grant. The final amount was then adjusted based on the stock price of the company’s common stock at the beginning of 2026.

		Retirement Income	-	Not Applicable
		Other Compensation (not included in total compensation)	-

A total of 1,514 shares were granted on January 1, 2026 and are scheduled to be paid in 2030, subject to the Company’s performance over the four-year period.*

*Company performance: ROE, ROTCE, pre-disposal NPL ratio, operating net income, and stock price appreciation relative to competitors, among other factors.

Koh Seog-heon	Earned Income	Salary	158

-The salary is paid monthly by dividing the total annual base salary and job allowance, which are determined by the Compensation Committee. This determination takes into account factors such as position, duties, and contributions.

		Bonus	226

-The bonus was paid in the first quarter of 2026, based on the criteria set by the first Compensation Committee in 2025 and reflecting the company’s annual performance evaluation results for 2025.

- In 2025, the evaluation reflected a 11.7% year-on-year increase in net income to KRW 4.97 trillion, as

Name	Compensation Type	Total Compensation	Deferred Compensation

well as a 0.7 percentage-point improvement in ROE to 9.1% and ROTCE to 10.3%, together with the achievement levels of total shareholder return (TSR), Group customer base, and key asset quality, profitability, and efficiency indicators. In addition, the bonus was determined by comprehensively considering the performance of key strategic initiatives, including expanding the customer base, generating results through platforms and AI, advancing global and ESG businesses, driving HR innovation, and strengthening internal controls and consumer protection, as well as the results of the risk management evaluation.

	Stock option	-	Not Applicable
	Other earned Income	290

The long-term performance share (PS) granted in 2022 was determined by calculating the number of PS units based on the evaluation indicators, such as shareholder value, profitability, and soundness over the four-year period following the grant. The final amount was then adjusted based on the stock price of the company’s common stock at the beginning of 2026.

	Retirement Income	-	Not Applicable
	Other Compensation (not included in total compensation)	-

A total of 1,514 shares were granted on January 1, 2026 and are scheduled to be paid in 2030, subject to the Company’s performance over the four-year period.*

*Company performance: ROE, ROTCE, pre-disposal NPL ratio, operating net income, and stock price appreciation relative to competitors, among other factors.

Stock Options

None

Stock Options

None

Stock-based compensation system

- Cash compensation linked to stock

On March 3, 2026, through a resolution of the Remuneration Compensation Committee, our company granted cash compensation linked stock (PS) equivalent to 87,826 shares of our common stock to 11 executives, and the eligibility and amount of payment will be determined in the future based on the company's long-term performance and stock price from 2026 to 2029.

Employees

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 1H2026 (KRW million)	Average Payment per person (KRW million)
Male	136	2 yrs 9mths (15 yrs 11mth) 1)	14,975	102
Female	48	4 yrs 3mths (13 yrs 8 mths) 1)	4,143	82
Total	184	3 yrs 1 mths (15 yrs 4mth) 1)	19,118	97
1) Average length of service including services within group subsidiaries 2) Total Salaries and wages is the amount paid from Jan.1, 2026 to Jun.30, 2026.

8. Related Party Transactions

Loans to Subsidiaries

(KRW billion)
Loans to Subsidiaries (in KRW bil.)	Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2026)	Decrease	Increase	Others	Ending Balance (Jun. 30, 2026)
Shinhan Card	Loan	2019-04-18	2026-04-18	2.09%	100	100	-	-	-
	Loan	2019-10-22	2026-10-22	1.81%	60	-	-	-	60
	Loan	2021-02-18	2026-02-18	1.54%	150	150	-	-	-
	Loan	2021-02-24	2026-02-24	1.62%	150	150	-	-	-
	Loan	2021-11-11	2026-11-11	2.55%	10	-	-	-	10
	Loan	2022-07-18	2027-07-18	4.25%	100	-	-	-	100
	Loan	2023-04-21	2028-04-21	4.21%	100	-	-	-	100
	Loan	2025-03-25	2028-03-25	2.97%	100	-	-	-	100
	Loan	2025-03-25	2030-03-25	3.02%	100		-	-	100
	Loan	2025-07-18	2028-07-18	2.73%	100	-	-	-	100
	Loan	2025-07-18	2030-07-18	2.92%	70	-	-	-	70
	Loan	2025-09-17	2028-09-17	2.76%	100	-	-	-	100
	Loan	2025-09-17	2030-09-17	2.90%	50	-	-	-	50
	Loan	2025-10-29	2028-10-29	2.87%	80	-	-	-	80
	Loan	2025-10-29	2030-10-29	3.02%	70	-	-	-	70
	Loan	2026-04-20	2029-04-20	3.86%	-	-	50	-	50
	Loan	2026-04-20	2030-04-20	3.89%	-	-	50	-	50
	Loan	2021-05-26	2026-05-12	1.53%	43	43	-	-	-
	Financial assets at FVPL	2022-03-17	2052-03-17	4.01%	404	-	-	-3	401
	Financial assets at FVPL	2023-02-14	2053-02-14	5.28%	310	-	-	-7	303
Shinhan Securities	Loan	2025-07-29	2030-07-29	5.13%	703	-	-	52	755
	Financial assets at FVPL	2021-06-14	Perpetual Bond	2.93%	383	383	-	-	-
	Financial assets at FVPL	2026-06-24	2056-06-24	4.88%	-	-	200	-	200
Shinhan Capital	Loan	2021-03-16	2026-03-16	1.83%	150	150	-	-	-
	Loan	2025-04-22	2028-04-22	2.77%	100	-	-	-	100
	Loan	2025-12-04	2028-12-04	3.35%	60	-	-	-	60
	Loan	2026-03-16	2029-03-16	3.72%	-	-	150	-	150
	Loan	2021-05-13	2026-05-12	1.53%	287	287	-	-	-
	Loan	2026-05-15	2028-11-14	4.61%	-	-	75	2	77
	Loan	2026-05-15	2029-05-14	4.64%	-	-	75	2	77
	Financial assets at FVPL	2021-07-28	2051-07-28	3.38%	149	-	-	1	150
	Financial assets at FVPL	2025-04-22	2055-04-22	3.78%	99	-	-	-3	96
Shinhan Savings Bank	Loan	2021-04-26	2026-04-26	1.85%	50	50	-	-	-
	Loan	2021-05-28	2026-05-28	1.99%	50	50	-	-	-
Shinhan DS	Loan	2025-01-31	2026-01-30	3.08%	10	10	-	-	-

	Loan	2026-01-30	2026-07-31	3.05%	-	-	5	-	5
	Loan	2026-01-30	2027-01-29	3.11%	-	-	5	-	5
Shinhan Venture	Loan	2025-02-26	2026-02-26	3.02%	60	60	-	-	-
	Loan	2026-02-26	2027-02-26	3.25%	-	-	60	-	60
Shinhan Asset Trust	Loan	2024-03-25	2027-03-25	3.76%	100	-	-	-	100
	Financial assets at FVPL	2024-05-23	2054-05-23	4.71%	97	-	-	-1	96
	Financial assets at FVPL	2024-10-29	2054-10-29	4.10%	51	-	-	-	51
	Financial assets at FVPL	2026-01-30	2056-01-30	4.16%	-	-	100	-1	99
Total					4,446	1,433	770	42	3,825

9. Internal Control

Management’s Assessment of the Effectiveness of the Internal Accounting Management System

Period	Report Date	Assessment	Material Deficiencies	Corrective Action Plans
FY2026	-	-	-	-
FY2025	March 3, 2026	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-
FY2024	March 4, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-

Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

Period	Report Date	Assessment	Material Deficiencies	Corrective Action Plans
FY2026	-	-	-	-
FY2025	March 3, 2026	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-
FY2024	March 4, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-

External Auditor’s Audit Opinion of the Effectiveness of the Internal Accounting Management System

Period	Auditor	Audit or Review	Opinion Type	Issues	Company’s Response Actions
FY2026	-	-	-	-	-
FY2025	KPMG Samjong Accounting Corp.	Audit	Unqualified	-	-
FY2024	KPMG Samjong Accounting Corp.	Audit	Unqualified	-	-

10. Contingencies

Please refer to attached Exhibit 99.1 Shinhan Financial Group Review Report for the 1H 2026(Consolidated), note 29. commitments and contingencies.

11. Material Information after the reporting period

1) Cancellation of Shares

On February 5, 2026, the Board of Directors of Shinhan Financial Group resolved to acquire and cancel the treasury shares. The Company entered into a KRW 500 billion trust agreement, pursuant to which it acquired 5,204,122 shares and completed the retirement of such shares on July 15, 2026.

Please refer to Form 6-K submitted to Edgar system on July 10, 2026

2) Shinhan Financial Group resolved to pay quarterly cash dividends

On July 23, 2026, the Board of Directors of Shinhan Financial Group made a resolution to pay quarterly cash dividends.

- Dividend Amount : KRW 740 per share

- Record date : July 30, 2026

- Expected payment date : August 28, 2026

Please refer to Form 6-K submitted to Edgar system on July 23, 2026.

3) Treasury stock acquisition and cancellation

The Company made a decision on the acquisition of treasury stock amounted to KRW 700 billion at the Board of Directors on July 23, 2026.

- Estimated Amount of Shares to be Acquired : KRW 700 billion

- Scheduled Acquisition Period: July 31, 2026 – October 22, 2026

- Number of shares to be cancelled(scheduled) : 6,698,565 shares

* Pursuant to Article 341-4 of the Korean Commercial Act (effective March 6, 2026), which requires a company to cancel treasury shares held by it within one year from the date of acquisition, SFG has resolved to cancel one treasury share acquired in the previous comprehensive share exchange, together with the treasury shares(6,698,564 shares) acquired under this decision

Please refer to Form 6-K submitted to Edgar system on July 23, 2026.

4) Resolution to issue KRW-denominated Write-down Contingent Capital Securities

On July 23, 2026, the board of directors of Shinhan Financial Group made a resolution to issue KRW-denominated Write-down Contingent Capital Securities.

- Purpose of issuance : To maintain capital requirements under the Basel III

- Amount of Issuance : KRW 270 billion

- Maturity of Securities : Perpetual Securities

* Depending on the results of the demand forecast, the Total Amount of Issuance could be changed within the total limit of KRW 400 billion resolved by the board of directors.

Please refer to Form 6-K submitted to Edgar system on July 23, 2026.

5) Merger between Shinhan Asset Trust and Shinhan REITs Management

On July 30, 2026, the board of directors of each of Shinhan Asset Trust Co., Ltd. (the “Surviving Company”), a wholly-owned subsidiary of Shinhan Financial Group Co., Ltd., and Shinhan REITs Management Co., Ltd. (the “Dissolving Company”), another wholly-owned subsidiary of Shinhan Financial Group, have resolved to approve the merger between Shinhan Asset Trust and Shinhan REITs Management.

Please refer to Form 6-K submitted to Edgar system on July 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: August 14, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer